Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that is contained in Exhibit 99.D to the Republic’s annual report on Form 18-K for the fiscal year ended December 31, 2018. To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

Comprehensive Tax Reform Program

As part of Package Plus 2 under the Comprehensive Tax Reform Program, on January 22, 2020, President Rodrigo R. Duterte signed into law Republic Act No. 11467, which further increased excise taxes on alcohol, heated tobacco products, and e-cigarettes to support the Universal Health Care Act. The same law exempts the sale and importation of prescription drugs for cancer, kidney diseases, tuberculosis, and mental illnesses, among other illnesses, from 12% value-added tax beginning January 1, 2023.

COVID-19

COVID-19, an infectious disease that was first reported to have been transmitted to humans in late 2019, has spread globally over the course of 2020, and in March 2020 it was declared as a pandemic by the World Health Organization. On January 30, 2020, the Philippines reported its first confirmed case of COVID-19. The subsequent spread of the disease has since resulted in 7,579 confirmed cases and the death of 501 people in the Philippines as of April 26, 2020, according to the Philippine Department of Health. The Government, on a national and local level, has been implementing a number of measures in varying degrees to contain the spread of COVID-19, including, among others, social distancing measures, implementation of self-isolation and community quarantine measures, closure of schools, suspension of mass public transport facilities, restrictions on public gatherings, suspension of operations of non-essential businesses and travel restrictions. The Republic has adopted a socioeconomic strategy anchored on four pillars: emergency support for vulnerable groups, marshaling resources to defeat COVID-19, emergency fiscal and monetary actions to keep the economy afloat, and an economic recovery plan. The following measures, among others, have been adopted in an effort to alleviate COVID-19’s adverse impact on the Philippine economy and stabilize the Philippine financial markets:

(i)             the Philippine Department of Finance (“DOF”) announced a ₱27.1-billion spending plan, allocated as follows: ₱3.1 billion for the purchase of COVID-19 test kits; ₱14 billion to support the tourism industry; ₱3 billion for the Technical Education and Skills Development Authority scholarship programs for displaced workers, ₱2.8 billion as aid for farmers; ₱2 billion for the Philippine Department of Labor and Employment to provide financial assistance to displaced workers; ₱1.2 billion for Social Security System unemployment benefits; and ₱1 billion for the Philippine Department of Trade and Industry to finance small and medium enterprises affected by COVID-19;

(ii)          the Philippine Department of Labor and Employment issued Department Order No. 209, the COVID-19 Adjustment Measures Program, through which one-time lump sum payments of ₱5,000 are to be provided to workers whose companies either implemented flexible work arrangements or had to close temporarily because of enhanced community quarantine measures;

(iii)       in response to drastic drops in the benchmark Philippine Stock Exchange Composite Index (“PSEi”), President Rodrigo Duterte issued Proclamation No. 929 on March 17, 2020, suspending stock, bond and currency trading in the Philippines. Trading resumed on March 19, 2020 and the PSEi closed at a loss of 711.95 points or 13.3% lower compared to the market close as at March 17, 2020;

(iv)      the Bangko Sentral ng Pilipinas (“BSP”) has enacted various measures including lowering key interest rates, see—Monetary System-Monetary Regulation”, reduction of reserve requirements for bank and non-bank financial institutions with quasi-banking functions; purchases of government securities in the secondary market to create market liquidity and repurchase of government securities from the Bureau of Treasury under a ₱300 billion repurchase agreement to generate funds for national government programs; and

(v)         in March 2020, Republic Act No. 11469, otherwise known as the Bayanihan to Heal As One Act, was signed into law, which grants President Duterte additional authority to implement temporary emergency measures to respond to the COVID-19 pandemic. This authority includes the power to reallocate funds in the 2020 Philippine budget to provide assistance to the poor and requires President Duterte to submit a weekly report to Congress detailing Government measures to address the COVID-19 pandemic. Among other powers, the law also authorizes the President to (1) provide an emergency subsidy to around 18 million low income households, ranging from ₱5,000 to ₱8,000 per household per month for two months; (2) provide a special risk allowance to all public health workers in addition to hazard pay under the Magna Carta of Public Health Workers; (3) provide compensation of ₱100,000 to public and private health workers who may contract severe COVID-19 infection while in the line of duty and a compensation of ₱1,000,000 to health workers who die while serving during the COVID-19 pandemic; (5) ensure the availability of credit to the productive sectors of the economy, especially in the countryside, through policies such as lowering the effective lending rates of interest and reserve requirements of lending institutions; (6) regulate and limit the operation of all sectors of transportation through land, sea, or air, whether public or private; (7) direct all banks, quasi-banks, financing companies, lending companies, and other financial institutions to implement a 30-day grace period for the payment of all loans; and (8) provide for a minimum 30-day grace period on residential rents falling due within the enhanced community quarantine, without incurring interests, penalties, fees, and other charges. Pursuant to this law, the Government has announced an allotment of ₱200 billion to assist low-income households, farmers and fisherfolk.

On April 24, 2020, the Government announced that the enhanced community quarantine in Metro Manila, Central Luzon, Calabarzon, and other areas would be extended until May 15, 2020.

It is widely expected that COVID-19 will continue to negatively affect the global economy and financial markets, resulting in a global and regional economic downturn. The situation continues to evolve, and the impact on the global and Philippine economy and the related government responses, including additional measures to be adopted by the Philippine national government and local government units, will depend on future developments which remain uncertain.

Visiting Forces Agreement

On February 11, 2020, the Government sent the United States a notice terminating the Visiting Forces Agreement (“VFA”). The VFA is a bilateral agreement between the Philippines and the United States, which provides the terms under which U.S. military forces are allowed to temporarily operate in the Philippines. The termination of the VFA is expected to take effect 180 days from the date of the notice of termination. The various agencies of the Government continue to engage with their US counterparts to determine the best options moving forward, including how to continue security and defense engagements, following the termination of the VFA.

GDP and Major Financial Indicators

Gross Domestic Product

Economists show Gross Domestic Product (“GDP”) and Gross National Income (“GNI”) in both current and constant market prices. Presentations of GDP and GNI at current market prices value a country’s output using the actual prices for each year, whereas GDP and GNI at constant market prices (also referred to as “real” GDP and GNI) value output using the prices from a specified base year, thereby eliminating the distorting effects of inflation and deflation. In the first quarter of 2011, the standards under the Philippine System of National Accounts (the “PSNA”) for the calculation of GDP and GNI (known as gross national product (“GNP”) prior to the 2011 revisions) were revised, changing the constant base year for these calculations from 1985 to 2000. In April 2020, the PSNA further revised the PSNA standards, changing the constant base year for GDP calculations from 2000 to 2018.

The following table shows GDP by sector at constant 2018 market prices for the specified periods.

	Gross Domestic Product by Major Sector (at constant 2018 market prices)					Percentage of GDP
	2015	2016	2017	2018	2019	2015	2019
	(₱ in millions, except as indicated)
Agriculture, forestry, and fishing	1,688,344	1,672,085	1,743,134	1,762,616	1,783,855	11.3%	9.2%
Industry
Mining and quarrying	148,589	156,807	160,065	163,322	169,221	1.0%	0.9%
Manufacturing	2,874,284	3,070,939	3,317,641	3,488,331	3,600,183	19.2%	18.6%
Electricity, steam, water and waste management	458,766	500,472	523,161	557,030	593,917	3.1%	3.1%
Construction	1,011,751	1,133,124	1,201,714	1,373,841	1,480,612	6.7%	7.6%
Total	4,493,390	4,861,342	5,202,582	5,582,525	5,843,934	30.0%	30.2%

Services
Wholesale and retail trade; repair of motor vehicles and motorcycles	2,670,294	2,861,060	3,057,552	3,237,304	3,500,918	17.8%	18.1%
Transportation and storage	548,048	604,328	648,153	697,839	742,105	3.7%	3.8%
Accommodation and food service activities	297,279	332,612	371,234	403,289	428,425	2.0%	2.2%
Information and communication	436,741	462,876	483,683	515,925	549,423	2.9%	2.8%
Financial and insurance activities	1,171,994	1,275,687	1,382,521	1,498,147	1,676,292	7.8%	8.7%
Real estate and ownership of dwellings	1,022,316	1,068,415	1,129,083	1,189,673	1,251,294	6.8%	6.5%
Professional and business services	875,745	1,011,910	1,117,257	1,159,265	1,186,078	5.8%	6.1%
Public administration and defense; compulsory social activities	567,797	610,575	666,393	767,706	870,878	3.8%	4.5%
Education	589,602	627,112	671,837	731,607	776,443	3.9%	4.0%
Human health and social work activities	270,168	290,083	309,316	308,268	320,936	1.8%	1.7%
Other services	359,190	384,590	393,233	411,025	437,932	2.4%	2.3%
Total	8,809,174	9,529,249	10,230,262	10,920,048	11,740,724	58.8%	60.6%
Total GDP	14,990,907	16,062,676	17,175,978	18,265,190	19,368,513	100.0%	100.0%

The following table shows the previously released GDP by sector at constant 2000 market prices for the specified periods.

	Gross Domestic Product by Major Sector (at constant 2000 market prices)					Percentage of GDP
	2015	2016	2017	2018	2019	2015	2019
	(₱ in millions, except as indicated)
Agriculture, hunting, forestry, and fishing	719,742	711,001	739,195	745,781	756,960	9.5%	7.8%
Industry
Mining & quarrying	80,500	83,665	84,795	85,864	90,941	1.1%	0.9%
Manufacturing	1,760,989	1,885,514	2,044,189	2,145,011	2,226,003	23.2%	22.8%
Construction	456,932	512,113	538,107	618,294	666,168	6.0%	6.8%
Electricity, gas and water supply	246,990	269,301	278,447	293,677	312,674	3.2%	3.2%
Total	2,545,411	2,750,593	2,945,538	3,142,846	3,295,786	33.5%	33.8%

Services
Transport, storage and communication	581,289	611,902	636,612	670,803	715,854	7.6%	7.3%
Trade and repair of motor vehicles, motorcycles, personal and household goods	1,270,526	1,367,438	1,467,006	1,554,868	1,679,977	16.7%	17.2%
Financial intermediation	546,714	590,112	635,139	681,005	751,626	7.2%	7.7%
Real estate, renting and business activities	854,747	930,685	999,420	1,046,693	1,085,570	11.2%	11.1%
Public administration and defense; compulsory social security	297,449	318,540	346,234	398,859	439,952	3.9%	4.5%
Other services	784,297	843,105	896,674	966,034	1,024,873	10.3%	10.5%
Total	4,335,022	4,661,781	4,981,084	5,318,262	5,697,852	57.0%	58.4%
Total GDP	7,600,175	8,123,375	8,665,818	9,206,889	9,750,598	100.0%	100.0%

In this prospectus supplement, unless otherwise specified, data has been presented on the basis of the PSNA standards as revised in 2011. Unless otherwise specified, growth figures for GDP and GNI in this prospectus supplement are period-on-period comparisons of real GDP and GNI, respectively, using 2000 as the constant base year.

Overview

In 2019, GDP grew by 5.9%, compared with growth of 6.2% in 2018. The largest contributor to the lower rate of growth in 2019 was a decrease in the rate of growth in the industry sector, from growth of 6.7% in 2018 to growth of 4.9% in 2019. This was partially offset by increased rates of growth in the agriculture, hunting, forestry and fishing sector and the services sector, from growth of 0.9% and 6.8% in 2018 to growth of 1.5% and 7.1% in 2019, respectively.

GNI in 2019 grew by 5.5%, compared to growth of 5.9% in 2018. The GNI growth rate was lower than the GDP growth rate due to the relatively lower growth in net primary income of 3.5% in 2019, compared to GDP growth in 2019. The growth in net primary income of 3.5% in 2019 represented a decrease from the 4.3% growth in 2018.

The Republic expects that GDP and GNI will be adversely affected in 2020, primarily due to the ongoing global COVID-19 pandemic.

Principal Sectors of the Economy

Agriculture, Hunting, Forestry and Fishing Sector

In 2019, production in the agriculture, hunting, forestry and fishing sector grew by 1.5%, compared to growth of 0.9% in 2018. The increased rate of growth was primarily a result of reversals in corn production, mango production and fishing from contractions of 1.7%, 3.1% and 0.2%, respectively, in 2018 to growth of 3.3%, 4.3% and 2.5% respectively, in 2019 and higher growth in production of other crops from growth of 0.6% in 2018 to 4.0% in 2019. These were partially offset by higher contraction rates in rice production from 1.0% in 2018 to 1.2% in 2019, lower growth in production of coconut including copra from 5.3% in 2018 to 1.0% in 2019, and a reversal in banana production from 2.1% growth in 2018 to 2.1% contraction in 2019.

Industry Sector

In 2019, the industry sector grew by 4.9%, compared with growth of 6.7% in 2018. The lower rate of growth was primarily a result of lower growth in the manufacturing subsector and the construction subsector, from 4.9% and 14.9% in 2018 to 3.8% and 7.7% in 2019, respectively. These were partially offset by higher growth in the mining and quarrying subsector and the electricity, gas and water supply subsector, from 1.3% and 5.5% in 2018 to 5.9% and 6.5% in 2019, respectively.

Manufacturing Subsector

In 2019, the manufacturing subsector grew by 3.8%, compared with growth of 4.9% in 2018. The lower rate of growth was primarily due to reversal in the radio, television and communication equipment and apparatus and furniture and fixtures subsectors from growth of 9.6% and 6.4% in 2018 to contraction of 2.0% and 19.4% in 2019, respectively, and lower growth rates in rubber and plastic products, non-metallic mineral products, and office, accounting and computing machinery subsectors, from 13.4%, 11.9% and 8.7% in 2018 to 4.0%, 1.6% and 1.5% in 2019, respectively. These were partially offset by higher growth in food manufactures from 5.1% in 2018 to 7.8% in 2019 and a reversal in chemical and chemical products from 3.9% contraction in 2018 to 10.7% growth in 2019.

Service Sector

In 2019, the service sector grew by 7.1%, compared with growth of 6.8% in 2018. The higher growth was primarily a result of higher growth in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector and the financial intermediation subsectors from 6.0% and 7.2% in 2018 to 8.0% and 10.4%, respectively, in 2019. These were partially offset by lower growth in the real estate, renting and business activities subsector, the public administration and defense, compulsory social security subsector, and the other services subsector, from 4.7%, 15.2% and 7.7% in 2018 to 3.7%, 10.3% and 6.1% in 2019, respectively.

Net Primary Income

In 2019, net primary income grew by 3.5%, compared with growth of 4.3% in 2018.

Prices, Employment and Wages

Inflation

In the first three months of 2020, the average inflation rate was 2.7%, which was lower than the average inflation rate of 3.8% in the first three months of 2019. The lower inflation rate in the first three months of 2020 was mainly due to decreases in the price indices for food and non-alcoholic beverage, housing, water, electricity, gas and other fuels, health, transport, recreation and culture, and restaurant and miscellaneous goods and services, which decreased from 4.6%, 3.7%, 4.1%, 2.3%, 3.1% and 4.0% in the first three months of 2019 to 2.3%, 1.8%, 2.9%, 1.0%, 1.5% and 2.6%in the first three months of 2020, respectively.

In 2019, the producer price index recorded average inflation of 1.6%, an increase from the average inflation of 0.7% recorded in 2018. This was primarily due to changes in the price indices for furniture and fixtures, basic metals, iron and steel, and rubber and plastic products, which increased by 58.0%, 17.4%, 8.4% and 4.5%, respectively, in 2019, which were reversals from decreases of 5.5%, 16.8%, 5.7% and 4.5%, respectively, in 2018.

In February 2020, the producer price index recorded a rate of deflation of 4.8%, compared to the rate of inflation of 3.4% recorded in February 2019. This was primarily due to declines in the price indices for leather products, fabricated metal products, chemical products, wood and wood products and footwear and wearing apparel.

Employment and Wages

In January 2020, the total number of employed persons in the Republic, excluding overseas foreign workers, was estimated at 42.7 million. The unemployment rate was 5.3% in January 2020, unchanged from the 5.3% recorded in January 2019. The labor force participation rate was 61.7% in January 2020, higher than the 60.3% recorded in January 2019. In January 2020, workers in the Republic were primarily employed in the service sector, representing 58.6% of the total employed population in the Republic, of which workers in the wholesale and retail trade; repair of motor vehicles and motorcycles comprised 20.2% of the total employed. Workers in the agriculture, hunting, forestry and fishing sector and the industry sector comprised 22.7% and 18.8% of the total employed in January 2020, compared to 21.6% and 19.9% in January 2019, respectively.

Balance of Payments

Overall Balance of Payments Performance

In 2019, according to preliminary data, the overall balance of payments position of the Republic recorded a surplus of $7.8 billion, compared to a deficit of $2.3 billion recorded in 2018. The reversal was primarily the result of a decreased deficit in the current account and decreased net inflow in the financial account. The current account recorded a deficit of $0.5 billion in 2019, representing a 94.7% decrease from the deficit of $8.8 billion recorded in 2018. The financial account recorded a net inflow of $6.3 billion in 2019, representing a 32.9% decrease from the net inflow of $9.3 billion recorded in 2018.

Current Account

According to preliminary data, the current account recorded a deficit of $0.5 billion in 2019, compared to a deficit of $8.8 billion recorded in 2018. This decreased deficit was primarily due to an 8.8% decrease in trade-in-goods deficit from $51.0 billion in 2018 to $46.5 billion in 2019, a 12.4% increase in trade-in-services surplus from $11.6 billion in 2018 to $13.0 billion in 2019, a 41.4% increase in primary income from $3.8 billion in 2018 to $5.3 billion in 2019 and a 3.0% increase in secondary income from $26.8 billion in 2018 to $27.6 billion in 2019.

Goods Trade

According to preliminary data, the trade-in-goods deficit decreased by 8.8% from $51.0 billion in 2018 to $46.5 billion in 2019. This lower deficit was primarily the result of a 3.0% decrease in imports from $103.0 billion in 2018 to $99.8 billion in 2019 and a 2.7% increase in exports from $52.0 billion in 2018 to $53.4 billion in 2019. The increase in exports was mainly attributable to an increase of 2.6% in general merchandise exports from $50.9 billion in 2018 to $52.2 billion in 2019, mainly electronic products, which increased by 8.9% from $21.3 billion in 2018 to $23.2 billion in 2019. The decrease in imports were mainly attributable to a 12.8% decrease in importation of raw materials and intermediate goods. Imports of mineral fuels and lubricant likewise decreased by 8.7%.

Services Trade

According to preliminary data, the trade-in-services surplus increased by 12.4% from $11.6 billion in 2018 to $13.0 billion in 2019. The higher surplus was mainly attributable to a decrease of 38.4% in deficits recorded by travel from $3.6 billion in 2018 to $2.2 billion in 2019 and a decrease of 22.8% in deficits recorded by transport from $2.7 billion in 2018 to $2.0 billion in 2019. These were partially offset by a decrease of 6.8% in surplus recorded by telecommunications, computer and information services from $4.9 billion in 2018 to $4.6 billion in 2019.

Primary Income

According to preliminary data, the primary income account recorded a surplus of $5.3 billion in 2019, representing a 41.4% increase of from the surplus of $3.8 billion recorded in 2018. This increase was primarily the result of a 23.1% decrease in net payments of investment income from $4.4 billion in 2018 to $3.3 billion in 2019 and a 6.5% increase in compensation inflows from resident overseas Filipino workers from 2018 to 2019. These gains were partially offset by an increase of 34.5% in interest payments by the Government from 2018 to 2019 and an increase of 53.8% in interest payments by nonbank corporates on other investments from 2018 to 2019.

Secondary Income

According to preliminary data, the secondary income account recorded a surplus of $27.6 billion in 2019, representing a 3.0% increase from the surplus of $26.8 billion recorded in 2018. This increase was primarily due to a 3.5% increase in remittances of overseas Filipino workers from 2018 to 2019.

Financial Account

According to preliminary data, the financial account recorded a net inflow of $6.3 billion in 2019, representing a 32.9% decrease from the net inflow of $9.3 billion recorded in 2018. This decrease was primarily due to a 25.6% decrease in direct investment inflow from $5.8 billion in 2018 to $4.3 billion in 2019 and a significant decrease in other investment inflow from $4.9 billion in 2018 to $28.0 million in 2019. These were partially offset by a reversal in portfolio investment from an outflow of $1.4 billion in 2018 to an inflow of $1.7 billion in 2019.

Direct Investments

According to preliminary data, the direct investment account recorded a net inflow of $4.3 billion in 2019, representing a 25.6% decrease from the net inflow of $5.8 billion in 2018. This decrease was primarily the result of a 23.2% decrease in foreign direct investment from $9.9 billion in 2018 to $7.6 billion in 2019. This decrease was partially offset by a 19.6% decrease in net acquisition of financial assets from $4.1 billion in 2018 to $3.3 billion in 2019.

Portfolio Investments

According to preliminary data, the portfolio investment account recorded a net inflow of $1.7 billion in 2019, representing a reversal from the net outflow of $1.4 billion in 2018. This reversal was primarily a result of an 18.8% decrease in net acquisition of financial assets from $4.7 billion in 2018 to $3.8 billion in 2019 and an increase of 69.3% in net incurrence of liabilities from $3.3 billion in 2018 to $5.6 billion in 2019.

Other Investments

According to preliminary data, the other investment account recorded an inflow of $28 million in 2019, representing a 99.4% decrease from the inflow of $4.9 billion in 2018. This decrease was primarily due to an 84.0% decrease in loan account inflow from $3.1 billion in 2018 to $0.5 billion in 2019 and a reversal in currency and deposit account from an inflow of $1.6 billion in 2018 to an outflow of $0.6 billion in 2019.

Foreign Direct Investment

Based on preliminary data, net inflows of foreign direct investment (“FDI”) were $7.6 billion in 2019, 23.1% lower than the $9.9 billion recorded in 2018. The lower inflows were mainly due to a decline in net equity investment other than reinvestment of earnings and in net debt instruments from $2.3 billion and $6.7 billion in 2018 to $1.4 billion and $5.2 billion, respectively, in 2019.

Based on preliminary data, the contribution of new equity investments to net inflows of FDI decreased from $2.3 billion in 2018 to $1.4 billion in 2019. This decrease was mainly due to decreases in net inflows from other ASEAN countries, China and Hong Kong, and the European Union from $1.1 billion, $471.1 million and $356.3 million in 2018 to $480.8 million, $154.0 million and $79.9 million, respectively, in 2019. These were partially offset by increases in net inflows from the United States and Japan from $184.6 million and $85.6 million in 2018 to $280.4 million and $147.1 million, respectively, in 2019.

International Reserves

Based on preliminary data, gross international reserves were $88.2 billion as of February 29, 2020, an increase of 0.4% from the $87.8 billion recorded as of December 31, 2019. This increase was primarily attributable to an increase of 0.7% in foreign investments from $75.3 billion as of December 31, 2019 to $75.9 billion as of February 29, 2020, partially offset by a 7.2% decrease in foreign exchange from $2.7 billion as of December 31, 2019 to $2.5 billion as of February 29, 2020. The level of gross international reserves as of February 29, 2020 was sufficient to cover approximately 7.8 months of imports of goods and services and payments of primary income, and was also equivalent to 5.1 times the Republic’s short-term debt based on original maturity and 3.7 times based on residual maturity. Based on preliminary data, net international reserves as of February 29, 2020 were $88.2 billion.

Monetary System

Monetary Policy

Preliminary data indicate that as of November 30, 2019, Bangko Sentral, according to unaudited financial information, had total assets of ₱4,996.7 billion, of which international reserves accounted for ₱4,350.2 billion. Bangko Sentral’s remaining assets consist mainly of domestic securities, loans and advances, bank premises and other fixed assets and other assets, and its liabilities consist mainly of currency in circulation and deposits from banks and quasi-banks.

Money Supply

As of December 31, 2019, the Republic’s money supply (M3) was ₱13.0 trillion, an increase of 11.3% from the ₱11.6 trillion recorded as of December 31, 2018. This growth in money supply was mainly driven by the increase in domestic claims, which increased by 10.6% compared to the level recorded as of December 31, 2018. The increase in domestic claims was primarily driven by a 8.1% increase in claims on other sectors, particularly claims on the private sector, which increased by 7.7% compared to the level as of December 31, 2018. Net claims on central government also increased by 23.8% as of December 31, 2019, compared to the level as of December 31, 2018. From December 31, 2018 to December 31, 2019, Bangko Sentral’s net foreign asset position increased by 8.9% from ₱4.7 trillion to ₱4.9 trillion and the net foreign asset position of other depository corporations increased by 23.3% from ₱0.4 trillion to ₱0.5 trillion.

As of January 31, 2020, according to preliminary data, the Republic’s money supply (M3) was ₱12.8 trillion, an increase of 11.9% from the ₱11.4 trillion as of January 31, 2019. This growth in money supply was driven mainly by the increase in domestic claims, which increased by 11.7% compared to the level as of January 31, 2019. This increase was primarily driven by a 8.2% increase over the period in claims on other sectors, particularly claims on private sector, which increased by 8.4% compared to the level as of January 31, 2019. Net claims on the Government also increased by 11.7% as of January 31, 2020 compared to the level as of January 31, 2019. Bangko Sentral’s net foreign asset position increased by 3.0% to ₱4.4 trillion as of January 31, 2020 and the net foreign asset position of other depository corporations also increased by 77.0% to ₱625.1 billion as of January 31, 2020.

In first quarter of 2020, the average 91 day T-bill rate was 3.2%.

Banks’ average lending rate was 7.1% for the year ended December 31, 2019.

Monetary Regulation

In 2019, universal and commercial bank average lending rates ranged between 5.5% and 8.0%, compared to average lending rates that ranged between 4.6% and 7.1% in 2018.

In the first two months of 2020, universal and commercial bank average lending rates ranged between 6.0% and 10.8%, compared to average lending rates that ranged between 5.6% and 8.3% in the same period of 2019.On February 6, 2020, the Monetary Board cut the interest rate on the BSP’s overnight reverse repurchase facility by 25 basis points to 3.75%. The interest rates on the overnight lending and deposit facilities were reduced to 4.25% and 3.25%, respectively. On March 20, 2020, the Monetary Board further cut the interest rate on the BSP’s overnight reverse repurchase facility by 50 basis points to 3.25%. The interest rates on the overnight lending and deposit facilities were reduced to 3.75% and 2.75%, respectively.

The Philippine Financial System

Composition

According to preliminary data, as of December 31, 2019, the total resources of the Philippine financial system were ₱22,856.6 billion, an increase of 8.5% from the ₱21,062.3 billion recorded as of December 31, 2018. The increase was primarily driven by an increase in the total resources of universal and commercial banks by 9.7% from ₱15,691.5 billion recorded as of December 31, 2018 to ₱17,216.1 billion recorded as of December 31, 2019, as well as a 9.0% increase in resources of non-bank financial institutions from ₱3,803.7 billion recorded as of December 31, 2018 to ₱4,145.1 billion recorded as of December 31, 2019, partially offset by a 6.9% decrease in the resources of thrift banks from ₱1,293.2 billion recorded as of December 31, 2018 to ₱1,203.9 billion recorded as of December 31, 2019. The resources of rural banks increased by 6.4% from ₱273.9 billion recorded as of December 31, 2018 to ₱291.5 billion as of December 31, 2019.

According to preliminary data, as of February 29, 2020, the total resources of the Philippines financial system were ₱22,644.5 billion, an increase of 8.6% from the ₱20,846.0 billion recorded as of February 28, 2019. The increase was primarily driven by a 9.8% increase in the total resources of universal and commercial banks from ₱15,468.8 billion recorded as of February 28, 2019 to ₱16,992.1 billion recorded as of February 29, 2020, as well as a 9.0% increase in resources of non-bank financial institutions from ₱3,803.7 billion recorded as of February 28, 2019 to ₱4,145.1 billion recorded as of February 29, 2020, partially offset by a 6.4% decrease in the resources of thrift banks from ₱1,299.6 billion recorded as of February 28, 2019 to ₱1,215.9 billion recorded as of February 29, 2020. The resources of rural banks increased by 6.4% from ₱273.9 billion recorded as of February 28, 2019 to ₱291.5 billion as of February 29, 2020.

Structure of the Financial System

As of December 31, 2019, the total outstanding loans of universal and commercial banks were ₱9,508.8 billion, representing a 10.8% increase from ₱8,584.1 billion as of December 31, 2018. The increase in total outstanding loans was primarily driven by an increase of 19.6% in loans for real estate activities from ₱1,402.4 billion to ₱1,677.8 billion, an increase of 17.3% in loans for financial and insurance activities from ₱787.4 billion to ₱923.8 billion, an increase of 23.4% in loans for construction from ₱298.7 billion to ₱368.7 billion, and an increase of 27.5% in loans for household consumption from ₱658.2 billion to ₱839.3 billion, each as of December 31, 2018 and as of December 31, 2019, respectively. These increases were partially offset by a decrease of 21.7% in loans for other community, social and personal activities from ₱128.0 billion as at December 31, 2018 to ₱100.2 billion as at December 31, 2019.

According to preliminary data, as of February 29, 2020, the total outstanding loans of universal and commercial banks were ₱9,434.3 billion, representing an increase of 11.4% from ₱8,465.3 billion as of February 28, 2019. The increase in total outstanding loans was primarily driven by an increase of 20.0% in loans for real estate activities from ₱1,397.0 billion to ₱1,675.7 billion, an increase of 19.0% in loans for financial and insurance activities from ₱738.6 billion to ₱878.6 billion, an increase of 9.7% in loans for electricity, gas, steam & air conditioning supply from ₱922.2 billion to ₱1,011.4 billion and an increase of 37.6% in loans for household consumption from ₱675.3 billion to ₱929.3 billion, each as of February 28, 2019 and as of February 29, 2020, respectively.

Recent Financial System Developments

As of December 31, 2019, the Philippine banking system recorded an 8.8% increase in total loan portfolio, a 7.1% increase in deposit liabilities and a 12.2% increase in capital accounts, each compared with figures as of December 31, 2018. The Philippine banks registered a net profit of ₱230.7 billion for the year ended December 31, 2019, which represented a 28.4% increase over net profit of ₱179.7 billion for the year ended December 31, 2018. Annualized return-on-equity was 10.5% as of December 31, 2019 compared with 9.4% as of December 31, 2018, and annualized return-on-assets was 1.3% as of December 31, 2019, compared with 1.1% as of December 31, 2018.

According to preliminary data, as of January 31, 2020, the Philippine banking system recorded an increase of 9.8% in total loan portfolio, an increase of 9.0% in deposit liabilities and an increase of 10.1% in capital accounts, each compared to data as of January 31, 2019.

As of December 31, 2019, the universal and commercial banks’ capital adequacy ratio, on a consolidated basis, increased to 16.0% from 15.4% as of December 31, 2018. As of December 31, 2019, liquidity increased, as the liquid assets-to-deposits ratio of universal and commercial banks increased to 49.3% as of December 31, 2019 compared with 48.9% as of December 31, 2018. As of February 29, 2020, the liquid assets-to-deposits ratio of universal and commercial banks was 48.7%, compared with 49.2% as of February 28, 2019.

Non-Performing Loans

As of December 31, 2019, the gross non-performing loan ratio for universal and commercial banks was 1.6%, which was higher than the ratio of 1.3% recorded as of December 31, 2018. Gross non-performing loans increased by 37.9% to ₱156.5 billion as of December 31, 2019 from the ₱113.5 billion recorded as of December 31, 2018, due to declining asset quality and growing gross loan portfolio. The banking system’s total loan portfolio increased by 10.4% to ₱9,954.0 billion as of December 31, 2019 from the ₱9,017.8 billion recorded as of December 31, 2018.

As of February 29, 2020, the gross non-performing loan ratio for universal and commercial banks was 1.7%, which was higher than the ratio of 1.6% recorded as of February 28, 2019. Gross non-performing loans increased by 24.8% to ₱172.4 billion as of February 29, 2020 from the ₱138.1 billion recorded as of February 28, 2019, due to declining asset quality and growing gross loan portfolio. The banking system’s total loan portfolio increased by 11.7% to ₱9,878.8 billion as of February 29, 2020 from the ₱8,844.8 billion recorded as of February 28, 2019.

The Philippine Securities Markets

As of April 24, 2020, the Philippine Stock Exchange composite index closed at 5,465.0, a 30.1% decrease from 7,815.26 recorded as of December 27, 2019.

Government Securities Market

As of December 31, 2019, outstanding Government securities amounted to ₱5.1 trillion, 49.9% of which were issuances of treasury bills and fixed rate treasury bonds. The remaining issuances of Government securities consisted of retail treasury bonds, benchmark bonds and onshore dollar bonds, among others.

As of February 29, 2020, outstanding Government securities amounted to ₱5.4 trillion, 48.2% of which were issuances of treasury bills and fixed rate treasury bonds. The remaining issuances of Government securities consisted of retail treasury bonds, benchmark bonds and onshore dollar bonds, among others.

Public Finance

Government Revenues and Expenditures

Total Government revenues in 2019 were ₱3,137.5 billion, a 10.1% increase over the ₱2,850.2 billion recorded in 2018. In 2019, Bureau of Internal Revenue collections were ₱2,175.5 billion, an 11.5% increase from the ₱1,951.9 billion recorded in 2018. The Bureau of Customs recorded collections of ₱630.3 billion in 2019, a 6.3% increase from the ₱593.1 billion recorded in 2018. Non-tax revenues were ₱309.3 billion in 2019, an 8.8% increase from the ₱284.3 billion recorded in 2018.

In the first two months of 2020, total Government revenues were ₱501.5 billion, a 9.3% increase over the ₱458.8 billion recorded in the same period of 2019. In the first two months of 2020, Bureau of Internal Revenue collections were ₱337.1 billion, a 5.1% increase from the ₱320.8 billion recorded in the same period of 2019. The Bureau of Customs recorded collections of ₱100.7 billion in the first two months of 2020, an 8.7% increase from the ₱92.6 billion recorded in the same period of 2019. Non-tax revenues were ₱57.7 billion in the first two months of 2020, a 40.5% increase from the ₱41.1 billion recorded in the same period of 2019.

Total Government expenditures in 2019 were ₱3,797.7 billion, an 11.4% increase over the ₱3,408.4 billion recorded in 2018. This increase was primarily due to higher disbursements in subsidy and allotment to local government units as well as higher national government disbursements. Total government expenditures in 2019 were 0.7% higher than the program target of ₱3,769.7 billion for the year, due to higher government spending.

In the first two months of 2020, total Government expenditures were ₱516.0 billion, a 5.2% increase over the ₱490.7 billion recorded in the first two months of 2019. This increase was primarily due to higher subsidy disbursements and allotments to local government units.

The Republic expects a higher fiscal deficit in 2020, primarily due to a significant increase in expenditures and a significant decrease in tax revenues, primarily due to the adverse impact of the ongoing global COVID-19 pandemic on the Philippine economy.

Debt

Direct Debt of the Republic

The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

	Outstanding Direct Debt of the Republic(1)(2) As of December 31,
	2018	2019	2020(3)
	(₱ in millions, except as otherwise indicated)
Medium/long-term debt(4)	6,797,270	7,244,172	7,631,109
Domestic	4,281,605	4,640,482	4,915,360
External (US$ in millions)	47,860	51,252	53,358
Short-term debt(5)
Domestic	494,306	486,170	533,543
Total debt	7,291,576	7,730,342	8,164,652

Notes:

(1)         Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)         Amounts in original currencies were translated into U.S. dollars or pesos using Bangko Sentral’s reference exchange rates as of March 2, 2020.

(3)         Data as of February, 2020.

(4)         Debt with maturities of one year or longer.

(5)         Debt with maturities of less than one year.

Direct Domestic Debt of the Republic

The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

	Outstanding Direct Domestic Debt of the Republic(1)(2) As of December 31,
	2018	2019	2020(3)
	(₱ in millions)
Loans
Direct	156	156	156
Assumed	792	792	792
Total loans	949	949	949
Securities
Treasury bills	494,306	486,170	533,543
Treasury notes/bonds	4,281,605	4,640,482	4,915,360
Total securities	4,775,911	5,126,652	5,448,903
Total debt	4,776,860	5,127,601	5,449,852

Notes:

(1)         Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)         Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates as of February 3, 2020.

(3)         Data as of February 2020.

Direct External Debt of the Republic

The following table summarizes the outstanding direct external debt of the Republic as of the dates indicated.

	Outstanding Direct External Debt of the Republic(1)(2) As of December 31,
	2018	2019	2020(3)
	($in millions)
Loans:
Multilateral	11,726	12,793	14,075
Bilateral	6,289	6,484	6,725
Commercial	7	5	4
Total loans	18,021	19,281	20,805
Securities:
Eurobonds	0	841	2,155
Yen Bonds	2,316	3,184	3,223
Philippine Peso Notes	2,467	2,553	2,548
Chinese Yuan Bonds	212	569	566
U.S. dollar Bonds	24,842	24,823	24,061
Total securities	29,838	31,970	32,553
Total	47,860	51,252	53,358

Notes:

(1)         Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)         Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates as of March 2, 2020.

(3)         Data as of February 2020.

Government-Guaranteed Debt

As of December 31, 2019, total outstanding guarantees of indebtedness by the Republic amounted to ₱488.7 billion, a 0.2% increase from the ₱487.6 billion recorded as of December 31, 2018. The slight increase was mainly due to a 32.0% increase in Government domestic direct guarantee from ₱197.4 billion as at December 31, 2018 to ₱260.6 billion as at December 31, 2019, which was partially offset by a 21.7% decrease in Government external direct guarantee from ₱285.6 billion as at December 31, 2018 to ₱223.6 billion, as at December 31, 2019.

As of February 29, 2020, total outstanding guarantees of indebtedness by the Republic amounted to ₱484.4 billion, a 0.9% decrease from the ₱488.7 billion recorded as of December 31, 2019. The slight decrease was mainly due to a 2.2% decrease in Government domestic direct guarantee from ₱260.6 billion as at December 31, 2019 to ₱255.0 billion as at February 29, 2020, which was partially offset by a 0.6% increase in Government external direct guarantee from ₱223.6 billion as at December 31, 2019 to ₱225.0 billion as at February 29, 2020.